SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                ----------------
                                  SCHEDULE 13D
                                 Amendment No. 6
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                               Gasco Energy, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    367220100
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

        Kathryn H. Smith, 114 John St. Greenwich, CT 06831 (203) 861-7525
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 24, 2003
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367220100               13D                         Page 2 of 5 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard C. McKenzie, Jr.
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [ x] (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE   OF FUNDS*
     PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
NUMBER OF                   8,877,195
SHARES
                       ---------------------------------------------------------

BENEFICIALLY           8    SHARED VOTING POWER
                            346,800
OWNED BY
                       ---------------------------------------------------------

EACH                   9    SOLE DISPOSITIVE POWER
REPORTING                   8,877,195
                       ---------------------------------------------------------

PERSON  WITH           10   SHARED DISPOSITIVE POWER
WITH                        346,800
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,233,995
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

CUSIP No. 367220100                     13D                    Page 3 of 5 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Margaret Byrne McKenzie
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [ x]
       (b)  [  ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE   OF FUNDS*

     PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
NUMBER OF                   0
SHARES
                       ---------------------------------------------------------
BENEFICIALLY           8    SHARED VOTING POWER
                            346,800
OWNED BY
                       ---------------------------------------------------------
EACH                   9    SOLE DISPOSITIVE POWER
REPORTING                   0
                       ---------------------------------------------------------
PERSON  WITH           10   SHARED DISPOSITIVE POWER
WITH                        346,800
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
    9,233,995
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       20.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

CUSIP No. 367220100                    13D                     Page 4 of 5 Pages

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1    NAME OF REPORTING PERSONS:  Seven Bridges Foundation, Inc..

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 06-1498953
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [x ]
       (b)  [  ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE   OF FUNDS*
     WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Connecticut
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
NUMBER OF                   10,000
SHARES
                       ---------------------------------------------------------
BENEFICIALLY           8    SHARED VOTING POWER
                            0
OWNED BY
                       ---------------------------------------------------------
EACH                   9    SOLE DISPOSITIVE POWER
REPORTING                   10,000
                       ---------------------------------------------------------
PERSON  WITH           10   SHARED DISPOSITIVE POWER
WITH                        0
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
       9,233,995
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------

         This Amendment No. 6 amends and supplements the Schedule 13D filed on August 28, 2002 and amended on September 19, 2002, October 15, 2002, January 22, 2003, February 24, 2003 and June 24, 2003 with respect to the shares of common stock, par value $1.00 per share (the "Common Stock"), of Gasco Energy, Inc. a Nevada corporation (the "Company"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

         (a) Item 5a of the 13D is hereby amended and restated in its entirety as follows:

         "The share ownership set forth in this Item 5 is as of June 27, 2003. As of such date, Mr. McKenzie held 4,591,400 shares of Common Stock, comprised of 2,052,400 shares held by him personally and 2,539,000 shares held in his retirement accounts, through two custodians. In addition, Mr. McKenzie held 6,818 shares of Series B Preferred Stock, par value $0.001 per share, of the Company (the "Preferred Stock"). Each share of Preferred Stock may be converted at any time into 628.6 shares of Common Stock. In addition, Mr. and Mrs. McKenzie held 346,800 shares as co-trustees of the Charitable Lead Annuity Trust 2000 (the "2000 Trust"). The Foundation held 10,000 shares of Common Stock."

         (b) Item 5b of the 13D is hereby amended and restated in its entirety as follows:

         "Mr. McKenzie has the sole power to vote and dispose of 4,591,400 shares of Common Stock, comprised of the shares held by him personally and in his individual retirement accounts. Mr. McKenzie also has the sole power to vote his 6,818 shares of Preferred Stock. Each share of Preferred Stock has 628.6 votes.

         Mr. and Mrs. McKenzie are co-trustees of the 2000 Trust, and they share power to vote and dispose of the 346,800 shares of Common Stock held by such trust. The Foundation has the sole power to vote and dispose of 10,000 shares."

         (c) Item 5c of the 13D is hereby amended and restated in its entirety as follows:

         "Attached hereto as Exhibit 1 is a schedule of sales by the reporting persons within the past 60 days, which is incorporated herein by reference."


                                    SIGNATURE

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the persons below certifies that the information set forth in this statement is true, complete and correct.

Dated:     July 3, 2003



Richard C. McKenzie, Jr.

By:

/s/   Kathy Smith
----------------------------
Attorney


Margaret Byrne McKenzie

By:

/s/   Kathy Smith
----------------------------
Attorney


SEVEN BRIDGES FOUNDATION, INC.

By:

/s/ Kathy Smith
----------------------------
Name:  Kathy Smith
Title:    Executive Director

Exhibit  1

                        Schedule of Sales of Common Stock

The following table amends and supplements Exhibit 1 to the Schedule 13D. All sales occurred on the open market.

     Margaret Byrne McKenzie
     Molly (Margaret) McKenzie IRA
     Date                 Number of Shares Sold                    Price
     6/12/03              15,000                                   $0.75

     McKenzie Charitable Lead Annuity Trust 2001
     Date                 Number of Shares Sold                    Price
     6/17/03              76,000                                   $0.8343
     6/18/03              30,000                                   $0.83
     6/19/03              11,000                                   $0.83
     6/20/03              17,600                                   $0.83
     6/24/03              24,500                                   $0.90


     McKenzie Charitable Lead Annuity Trust 2000
     Date                 Number of Shares Sold                    Price
     6/24/03              49,700                                   $0.858
     6/25/03              15,000                                   $0.89
     6/26/03              25,000                                   $0.90
     6/27/03              4,000                                    $0.92